TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 16)

RF Micro Devices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749941 10 0

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road, 3E
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 16 Pages)

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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TRW Inc. ("TRW"), I.D. #34-0575430

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                    (a) ☐

                                                    (b) ☐

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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

    WC, OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                    ☐

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,851,896
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,851,896
	10	SHARED DISPOSITIVE POWER 4,000,000(a)

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,851,896

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                    ☐

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.7 percent

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14   TYPE OF REPORTING PERSON (See Instructions)

    CO

(a) These shares are the subject of a series of agreements between TRW Inc. and Goldman, Sachs & Co. pursuant to which TRW has pledged 4,000,000 shares (as adjusted for a two-for-one stock split effected by RF Micro Devices on August 25, 2000) as collateral to secure its obligations under the agreements. The agreements are described at Item 6 of Amendment No. 13 to Schedule 13D.

SCHEDULE 13D

This Amendment No. 16 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999, Amendment No. 11 on Schedule 13D filed on January 4, 2000, Amendment No. 12 on Schedule 13D filed on January 25, 2000, Amendment No. 13 on Schedule 13D filed on February 15, 2000, Amendment No. 14 on Schedule 13D filed on January 9, 2001 and Amendment No. 15 on Schedule 13D filed on February 14, 2001 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale, in the aggregate, of 2,650,000 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades between July 5, 2001 and August 1, 2001, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

(a) – (c), (f) This statement is filed on behalf of TRW Inc., an Ohio corporation, with its principal business address at 1900 Richmond Road, Cleveland, Ohio 44124. TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in the aerospace, information systems and automotive markets. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of TRW.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

(a) TRW beneficially owns 20,851,896 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 12.7 percent of the 164,724,137 shares of Common Stock outstanding as of May 25, 2001. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

(b) TRW has sole voting power with respect to 20,851,896 shares. TRW has sole dispositive power with respect to 16,851,896 shares. The remaining 4,000,000 shares beneficially owned by TRW have been pledged as collateral to secure TRW's obligations under a series of agreements between TRW and Goldman, Sachs & Co. ("GS&Co."). See Item 6 of Amendment No. 13 to this Schedule 13D for a description of these agreements.

(c) On July 5, 2001, TRW sold 100,000 shares of Common Stock of RFMD in ten different trades as follows:

Number of Shares	Price per Share
10,000	$24.60
10,000	$24.62
10,000	$24.70
10,000	$24.90
10,000	$24.70
10,000	$24.70
10,000	$24.65
10,000	$24.35
10,000	$24.30
10,000	$24.10

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 6, 2001, TRW sold 50,000 shares of Common Stock in eight different trades as follows:

Number of Shares	Price per Share
10,000	$22.50
10,000	$22.50
5,000	$22.55
5,000	$22.50
5,000	$22.55
5,000	$22.55
5,000	$22.60
5,000	$22.50

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 9, 2001, TRW sold 50,000 shares of Common Stock in six different trades as follows:

Number of Shares	Price per Share
10,000	$20.60
7,500	$20.52
7,500	$20.48
15,000	$20.75
5,000	$20.75
5,000	$20.80

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 4 of 16 Pages)

On July 10, 2001, TRW sold 25,000 shares of Common Stock in four different trades as follows:

Number of Shares	Price per Share
10,000	$21.00
5,000	$21.00
5,000	$21.05
5,000	$21.10

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 11, 2001, TRW sold 25,000 shares of Common Stock in one trade at a price of $20.00 per share, before fees of approximately .003 percent.

On July 12, 2001, TRW sold 150,000 shares of Common Stock in seven different trades as follows:

Number of Shares	Price per Share
25,000	$22.00
10,000	$22.00
15,000	$22.00
25,000	$22.60
25,000	$23.00
25,000	$23.20
25,000	$24.00

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 13, 2001, TRW sold 25,000 shares of Common Stock in one trade at a price of $23.15 per share, before fees of approximately .003 percent.

On July 17, 2001, TRW sold 75,000 shares of Common Stock in six different trades as follows:

Number of Shares	Price per Share
25,000	$20.00
5,000	$20.00
10,000	$20.00
10,000	$20.05
15,000	$20.50
10,000	$20.55

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 18, 2001, TRW sold 75,000 shares of Common Stock in six different trades as follows:

Number of Shares	Price per Share
10,000	$21.50
15,000	$21.60
15,000	$21.70
10,000	$21.80
12,500	$22.25
12,500	$22.32

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 19, 2001, TRW sold 100,000 shares of Common Stock in seven different trades as follows:

Number of Shares	Price per Share
25,000	$23.00
10,000	$24.00
15,000	$24.00
10,000	$24.20
10,000	$24.10
5,000	$24.18
25,000	$24.50

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 20, 2001, TRW sold 75,000 shares of Common Stock in ten different trades as follows:

Number of Shares	Price per Share
5,000	$24.00
5,000	$24.00
15,000	$24.00
10,000	$24.05
5,000	$24.15
5,000	$24.20
5,000	$24.20
10,000	$24.50
10,000	$24.60
5,000	$24.65

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 23, 2001, TRW sold 75,000 shares of Common Stock in eight different trades as follows:

Number of Shares	Price per Share
10,000	$24.50
5,000	$24.40
10,000	$24.40
25,000	$24.40
10,000	$24.50
5,000	$24.55
5,000	$24.52
5,000	$24.50

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 24, 2001, TRW sold 100,000 shares of Common Stock in twelve different trades as follows:

Number of Shares	Price per Share
15,000	$24.50
5,000	$24.60
5,000	$24.60
15,000	$25.00
5,000	$25.10
5,000	$25.05
10,000	$25.25
10,000	$25.30
5,000	$25.35
15,000	$25.50
5,000	$25.45
5,000	$25.45

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 25, 2001, TRW sold 100,000 shares of Common Stock in fifteen different trades as follows:

Number of Shares	Price per Share
5,000	$24.35
5,000	$24.40
5,000	$24.45
5,000	$24.40
5,000	$24.36
7,500	$24.46
7,500	$24.48
5,000	$24.50
5,000	$24.54
7,500	$25.10
10,000	$24.85
7,500	$24.87
15,000	$25.20
5,000	$25.25
5,000	$25.30

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 26, 2001, TRW sold 200,000 shares of Common Stock in thirty-one different trades as follows:

Number of Shares	Price per Share
10,000	$25.70
5,000	$25.75
5,000	$25.80
5,000	$25.85
10,000	$25.35
5,000	$25.40
5,000	$25.33
5,000	$25.34
5,000	$26.00
5,000	$26.03
5,000	$26.00
5,000	$26.00
5,000	$26.05
5,000	$26.50
5,000	$26.55
5,000	$26.60
5,000	$26.65
5,000	$26.70
25,000	$27.00
5,000	$27.10
5,000	$27.15
5,000	$27.05
5,000	$27.10
5,000	$27.15
10,000	$27.10
10,000	$27.20
10,000	$27.25
5,000	$27.35
5,000	$27.10
5,000	$27.20
5,000	$27.30

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 27, 2001, TRW sold 250,000 shares of Common Stock in thirty-four different trades as follows:

Number of Shares	Price per Share
10,000	$28.50
10,000	$28.60
5,000	$28.70
10,000	$29.00
10,000	$29.10
5,000	$29.15
10,000	$29.50
10,000	$28.75
10,000	$28.80
10,000	$28.65
15,000	$28.75
10,000	$28.65
7,500	$29.00
7,500	$28.90
5,000	$28.83
5,000	$28.80
5,000	$28.85
5,000	$28.87
5,000	$29.00
5,000	$29.00
15,000	$29.00
5,000	$29.10
5,000	$29.05
5,000	$29.10
5,000	$29.00
5,000	$28.92
15,000	$29.25
5,000	$29.30
5,000	$29.35
5,000	$29.40
5,000	$29.35
5,000	$29.32
5,000	$29.32
5,000	$29.35

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 30, 2001, TRW sold 200,000 shares of Common Stock in thirteen different trades as follows:

Number of Shares	Price per Share
25,000	$28.10
10,000	$28.10
15,000	$28.20
10,000	$28.65
10,000	$28.70
5,000	$28.75
5,000	$28.75
10,000	$28.65
10,000	$28.55
10,000	$28.16
40,000	$28.15
25,000	$28.22
25,000	$28.20

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

On July 31, 2001, TRW sold 125,000 shares of Common Stock in seventeen different trades as follows:

Number of Shares	Price per Share
10,000	$27.75
7,500	$27.75
7,500	$27.80
10,000	$27.85
7,500	$27.85
7,500	$27.90
10,000	$28.00
10,000	$28.00
5,000	$28.05
10,000	$27.82
10,000	$27.80
5,000	$27.80
5,000	$27.50
5,000	$27.35
5,000	$27.40
5,000	$27.50
5,000	$27.53

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 11 of 16 Pages)

On August 1, 2001, TRW sold 850,000 shares of Common Stock in fifty-five different trades as follows:

Number of Shares	Price per Share
15,000	$28.95
15,000	$28.90
10,000	$29.00
10,000	$29.05
15,000	$29.10
15,000	$29.15
10,000	$29.20
10,000	$29.50
10,000	$29.50
10,000	$29.60
10,000	$29.60
10,000	$29.50
10,000	$29.50
5,000	$29.90
5,000	$29.90
10,000	$29.90
10,000	$29.90
10,000	$29.93
10,000	$29.95
10,000	$30.40
10,000	$30.40
10,000	$30.50
10,000	$30.50
10,000	$30.53
10,000	$31.00
10,000	$31.05
10,000	$31.10
10,000	$31.07
10,000	$31.20
25,000	$30.70
25,000	$30.65
25,000	$30.50
25,000	$30.40
25,000	$30.40
25,000	$30.25
5,000	$30.25
20,000	$30.25
25,000	$30.35
25,000	$30.30
25,000	$30.30
25,000	$30.25
25,000	$30.25
25,000	$30.20
25,000	$30.20
25,000	$30.20

Number of Shares (continued)	Price per Share (continued)
25,000	$30.25
25,000	$31.00
25,000	$30.80
25,000	$30.75
25,000	$30.80
10,000	$30.90
10,000	$30.85
10,000	$30.78
10,000	$30.85
10,000	$30.90

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2001

TRW INC

By: /s/ James M. Roosevelt
     James M. Roosevelt
     Vice President, Assistant General Counsel
     and Assistant Secretary

(Page 14 of 16 Pages)

The name and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Lord Hollick and Messrs. Maciver and Plant are each citizens of England and Mr. Pfannschmidt is a citizen of Germany.

Name	Present Principal Occupation or Employment
Michael H. Armacost	Director of TRW and President of the Brookings Institution.
David M. Cote	Director, Chairman of the Board, Chief Executive Officer and President.
Martin Feldstein	Director of TRW, Professor of Economics at Harvard University, and President and Chief Executive Officer of the National Bureau of Economic Research.
Kenneth W. Freeman	Director of TRW and Chairman of the Board and Chief Executive Officer of Quest Diagnostics Incorporated.
Robert M. Gates	Director of TRW, consultant, author and lecturer.
George H. Heilmeier	Director of TRW and Chairman Emeritus of Telcordia Technologies (formerly Bellcore).
Clive R. Hollick	Director of TRW and Director and Chief Executive of United Business Media plc.
Karen N. Horn	Director of TRW, Managing Director of Marsh Inc. and President, Marsh Private Client Services International of Marsh Inc.
Howard V. Knicely	Director of TRW, Executive Vice President, Human Resources & Communications.
David B. Lewis	Director of TRW and Chairman of the Board of Lewis & Munday, a Detroit law firm.
Lynn M. Martin	Director of TRW, consultant and lecturer.
John D. Ong	Director of TRW and Chairman Emeritus of The BFGoodrich Company.

(Page 15 of 16 Pages)

Name	Present Principal Occupation or Employment
Timothy W. Hannemann	President and Chief Executive Officer, TRW Space & Electronics.
William B. Lawrence	Executive Vice President, General Counsel & Secretary.
William K. Maciver	President and Chief Executive Officer, TRW Aeronautical Systems.
Philip A. Odeen	Executive Vice President, TRW Washington Operations.
Heinz Pfannschmidt	President and Chief Executive Officer, TRW Automotive Electronics.
John C. Plant	President and Chief Executive Officer, TRW Chassis Systems.
James F. Smith	President and Chief Executive Officer, TRW Occupant Safety Systems.
Peter Staudhammer	Vice President, Science & Technology.
Robert H. Swan	Executive Vice President & Chief Financial Officer.
Donald C. Winter	President and Chief Executive Officer, TRW Systems.